Filed by Boston Private Financial Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Boston Private Financial Holdings, Inc.
Commission File No.: 001-35070
Date: January 7, 2021

The following document was made available to employees of Boston Private Financial Holdings, Inc. on January 7, 2021.

POST-ANNOUNCEMENT NOTE & “ROUND 2” FAQ

Dear Colleagues,

On Monday, I shared the exciting news about the agreement between SVB Financial Group and Boston Private. We have heard some excellent feedback and questions so far. Please continue to share your questions with your managers and Executive Committee leaders so we can address them in our FAQ document, which will be updated regularly.

SVB Transition Resources

I want to thank you for your receptivity to the announcement and the extra work you are doing to communicate the news to teammates and clients. To assist, we created a dedicated SharePoint site that will host many useful resources in one place. The latest FAQs are available there with more information to be added in the coming days.

2021 Priorities

I want to share a reminder of how critical it is that we stay focused on the tremendously important work we do day-to-day. We must continue serving the needs of our clients, including supporting our commercial clients through the next round of the Paycheck Protection Program and our personal clients by continuing to deliver high caliber advice and solutions that meet their needs. We must also continue to make progress on the strategic priorities we have underway, including the launch and promotion of digital account opening, the wealth technology transformation, various technology implementations, and many other operational enhancements.

Upcoming Town Hall

I’m excited to share that we will host an all-employee town hall next week where you will get to hear from SVB’s CEO Greg Becker and Yvette Butler, Head of SVB’s Private Banking and Wealth Advisory business. Watch your calendar for details coming soon.

Thank you for all that you do to make Boston Private the best-in-class organization that it is.

Anthony

EMPLOYEE EXPERIENCE

Will reporting structures change? When will we be introduced to Signal leadership?
In the short-term, nothing will change. In the coming months, leadership from both organizations will work to determine the go-forward operating model and any resulting changes to management structure.

In the coming weeks, you will be introduced to Greg Becker, Yvette Butler, and other key SVB leadership.

How will the Signal team and the Beacon team work together going forward?
The integration planning team will involve employees from both SVB and Boston Private working closely over the coming months. In the near term, employees not involved in the integration should continue to focus on their core responsibilities and serving the interests of our clients.

Are there any changes to the 2020 year-end compensation, promotion and bonus processes?
No, at this time all year-end processes and timelines will remain the same.

What will happen to any incentive plan or future payments?
We will be evaluating this as part of the integration process. All current plans remain in effect until further communication.

Was the Employee Stock Purchase Program paused in anticipation of this announcement?
No. Our 2020 equity planning process took place during the fourth quarter of 2019. Based on the information at the time, management believed there were enough shares available to fund the ESPP. With the onset of the COVID-19 pandemic in the first quarter of 2020 and the resulting impact to our stock price, we exhausted our shareholder-approved plan quicker than expected.

CLIENT EXPERIENCE

How will this impact our longstanding client and partner relationships who value the fact that we are headquartered in Boston?

SVB is extremely committed to the Boston area and has had a presence in Massachusetts for three decades, since opening their Newton office in the Route 128 technology corridor in 1991. SVB opened a new office in downtown Boston in early 2020, and we are their second Boston-based acquisition (SVB acquired Leerink Partners investment bank in 2019).

Between the Boston and Newton offices, SVB has more than 250 employees in technology and healthcare banking, global fund banking, credit administration and private banking. The Boston area team works with leading local technology and healthcare companies and their investors. SVB is also deeply committed to the local community and works with organizations including Best Buddies, BUILD, the Kelly Brush Foundation, the Leukemia and Lymphoma Society, TUGG, Year Up and many others.

Boston is a key innovation hub and SVB only expects to grow its presence and deepen its relationships in the area.

Will we remain a fee-only RIA? Will clients retain their current custodians?
Until the transaction closes, it is business as usual. SVB and Boston Private will continue to operate as two separate companies.

Over the next several months we will be working closely with SVB leadership to make the right decisions about the post-closing business. Our commitment to putting clients first will continue to inform our decisions regarding our combined businesses.

Publicly available information regarding SVB Wealth Advisory can be found in their ADV here.

What will the platform conversion experience be like for clients?
Until the transaction closes, it is business as usual. SVB and Boston Private will continue to operate as two separate companies.

In the months ahead, the SVB and Boston Private teams will work together to develop a comprehensive plan for how we will integrate technology and many other important aspects of our two businesses. We will prepare a detailed client communication plan that will ensure clients are notified of any changes to the platform well in advance. We anticipate a smooth transition for clients.

Should clients anticipate working with the same relationship manager following the acquisition?
We will be working together with SVB leadership to determine the optimal structure. It is early in the planning process but we anticipate instances of client overlap between Boston Private and SVB relationship managers will be rare.

When will client-facing roles be provided with materials about SVB that they can use in conversation with clients and prospective clients? Until then, what can they say/use?
Until the deal closes, SVB and Boston Private will continue to operate as two separate companies, so client-facing and business development roles should not be using or creating SVB branded materials.

SVB and Boston Private are developing “SVB at a glance” materials with already public information that can aid you in conversations with clients, prospective clients or COIs.

BUSINESS OPERATIONS

What projects & priorities should be put on hold as a result of the acquisition agreement?
It’s important to note that Boston Private and SVB are and will remain two separate companies until the acquisition closes. Employees should operate business as usual and continue to execute on all planned projects unless directed otherwise by their Executive Committee leader. Executive Committee members will communicate the expectations and goals related to the acquisition to their teams and how they fit into their groups’ overall strategy.

What does this mean for our technology platform?
Our recently redesigned wealth management/private banking technology platform offers a significantly improved digital experience for the clients and relationship managers of the combined company post-closing. We must continue to make progress on the strategic priorities related to our tech platform.

How will the acquisition impact our office locations and real estate footprint?
Like any company, we continuously evaluate our real estate portfolio to ensure it is aligned with our strategy and business needs. Over the next several months we will be working closely with SVB leadership to make the right decisions about the post-closing business.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to Boston Private Financial Holdings, Inc.’s (“Boston Private”) and/or SVB Financial Group’s (“SVB”) or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Boston Private’s and SVB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private’s shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that may be instituted against SVB or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on Boston Private’s and/or SVB’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, SVB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Boston Private and a Prospectus of SVB, as well as other relevant documents concerning the proposed transaction.  The proposed merger involving Boston Private and SVB will be submitted to Boston Private’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Boston Private and SVB, may be obtained at the SEC’s Internet site (http://www.sec.gov).  Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or investor-relations@bostonprivate.com.  Copies of documents filed with the SEC by SVB will be made available free of charge on SVB’s website at http://ir.svb.com or by contacting SVB’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com.

PARTICIPANTS IN THE SOLICITATION

Boston Private, SVB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger.  Information about the directors and executive officers of Boston Private is set forth in the proxy statement for Boston Private’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2020, and other documents filed by Boston Private with the SEC.  Information about the directors and executive officers of SVB is set forth in the proxy statement for SVB’s 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 9, 2020, and other documents filed by SVB with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.